UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

CARDINAL BANKSHARES CORPORATION

(Name of Issuer)

Common Stock, $10.00 par value

(Title of Class of Securities)

141478107

(CUSIP Number)

Mr. Douglas E. Schaller
Schaller Equity Partners, A North Carolina Limited Partnership
324 Indera Mills Court
Winston-Salem, NC 27101
(336) 774-1515

with copies to:

Jeffrey T. Skinner, Esq.
Kilpatrick Townsend & Stockton LLP
1001 West Fourth Street
Winston-Salem, NC 27101
(336) 607-7512

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 7 Pages

CUSIP No. 141478107	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS SCHALLER EQUITY PARTNERS, A NORTH CAROLINA LIMITED PARTNERSHIP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO – Funds of investment advisory client
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 151,267
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 151,267
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,267
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 141478107	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS SCHALLER INVESTMENT GROUP INCORPORATED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO – Funds of investment advisory client
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 151,267
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 151,267
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,267
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO, IA

CUSIP No. 141478107	13D	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS SCHALLER EQUITY MANAGEMENT, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO – Funds of investment advisory client
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 151,267
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 151,267
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,267
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 141478107	13D	Page 5 of 7 Pages

1.	NAMES OF REPORTING PERSONS DOUGLAS E. SCHALLER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO – Funds of investment advisory client
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 151,267
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 151,267
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,267
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 141478107	13D	Page 6 of 7 Pages

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) by (i) Schaller Equity Partners, a North Carolina limited partnership (the “Partnership”); (ii) Schaller Investment Group Incorporated, a North Carolina corporation (the “Adviser”); (iii) Schaller Equity Management, Inc., a North Carolina corporation (the “General Partner”) and (iv) Douglas E. Schaller, a United States citizen (“Mr. Schaller”) (collectively, the “Reporting Persons”), relating to the common stock (the “Common Stock”) of Cardinal Bankshares Corporation (the “Issuer”).  Unless otherwise defined herein, capitalized terms used herein shall have such defined meanings as previously used in the Schedule 13D filed by the Reporting Persons on February 17, 2011, as amended on June 6, July 27, September 29 and December 29, 2011 and January 9 and February 24, 2012.

As of February 28, 2012, as reflected in this Amendment No. 7, the Reporting Persons are reporting beneficial ownership of 151,267 shares of Common Stock (approximately 9.8% of the outstanding shares) (the “Subject Shares”).

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding the following information:

The Reporting Persons are filing this Amendment No. 7 solely for the purpose of addressing, and correcting, inaccurate rumors with respect to the plans and intentions of the Reporting Persons as a result of their earlier amendment to this Schedule 13D to report the notice delivered by the Partnership to the Issuer to inform the Issuer of the Partnership’s desire to nominate certain persons for election to the Board of Directors of the Issuer. The rumors have been to the effect that the Partnership (or other of the Reporting Persons) plan or intend to sell the Issuer and/or the Bank of Floyd (the “Bank”), and that the plans and/or intentions of the Partnership (or other of the Reporting Persons) will cause the loss of jobs by unspecified numbers of employees of the Issuer or the Bank. Neither such rumor is accurate with respect to the plans or intentions of any of the Reporting Persons. Moreover, if the Partnership were to implement its current intention to conduct a proxy solicitation in support of the persons it identified to the Issuer as potential nominees for election as directors, the Partnership’s success with that solicitation, which is not assured, would not give the Reporting Persons any right or authority to cause a sale of the Issuer or the Bank or a termination of any employee of the Issuer or the Bank. The Reporting Persons are not otherwise seeking any such right or authority.

THIS SCHEDULE 13D IS NOT A SOLICITATION OF ANY ACTION BY STOCKHOLDERS OF THE ISSUER. IF ANY OF THE REPORTING PERSONS ENGAGES IN A PROXY SOLICITATION IN SUPPORT OF ANY NOMINEE, SUCH REPORTING PERSON(S) WILL PREPARE AND FILE A PROXY STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AND DISTRIBUTE THE SAME TO STOCKHOLDERS OF THE ISSUER.  STOCKHOLDERS ARE ADVISED TO READ SUCH PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN THE PROXY SOLICITATION. ACCORDINGLY, STOCKHOLDERS SHOULD RELY ON SUCH PROXY STATEMENT, WHEN AND IF IT IS PREPARED AND DISTRIBUTED, AND NOT ON THIS SCHEDULE 13D.  IF FILED, THE DEFINITIVE PROXY STATEMENT AND FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS AND WILL ALSO WILL BE AVAILABLE AT NO CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

CUSIP No. 141478107	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2012

SCHALLER EQUITY PARTNERS, A NORTH CAROLINA LIMITED PARTNERSHIP
By:	Schaller Equity Management, Inc.,
General Partner

By:	/s/ Douglas E. Schaller
Name:	Douglas E. Schaller
Title:	President

Date:	February 28, 2012

SCHALLER EQUITY MANAGEMENT, INC.

By:	/s/ Douglas E. Schaller
Name:	Douglas E. Schaller
Title:	President

Date:	February 28, 2012

SCHALLER INVESTMENT GROUP INCORPORATED

By:	/s/ Douglas E. Schaller
Name:	Douglas E. Schaller
Title:	President

Date:	February 28, 2012

/s/ Douglas E. Schaller
Douglas E. Schaller